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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

              / /  Form N-SAR

For Period Ended: December 31, 1999



/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
                                                        -----------------------

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                       PART I.  REGISTRANT INFORMATION

          IGI, Inc.
          Wheat Road and Lincoln Avenue
          Buena, NJ 08310-0687

                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     IGI, Inc. (the "Company") has received verbal confirmation that it will receive waivers of noncompliance under certain covenants under some of its credit facility agreements, or amendments to such documents, from both of its lenders. The Company was assured, and therefore anticipated receiving, these waivers/amendments before March 30, 2000 and prepared the presentation of its financial statements under that assumption. However, the Company has not received such waivers and/or amendments as of the filing of this Form 12b-25 and could not change the presentation of its financial statements before the March 30 filing deadline without unreasonable effort and expense. The Company anticipates receiving such waivers/amendments within the next week.
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

                        Manfred Hanuschek (856) 697-1441

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no,
identify report(s).                                           / X / Yes /   / No


     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                              /   / Yes / X / No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   IGI, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2000        By: /s/ Manfred Hanuschek
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                               Manfred Hanuschek
                               Chief Financial Officer